SECURI 13026235 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-48095

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/12 and ending 09/30/13

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Carolina Capital Markets, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
400 Meadowmont Village Circle, Suite 429
(No. and Street)

Chapel Hill	NC	27517
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Thomas G. Shugrue (919) 960-0807
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Thomas G. Shugrue**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Capital Markets, Inc. as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

YMA BENOIT PETIT JEUNE
NOTARY PUBLIC
ORANGE CO., N.C.

Notary Public

North Carolina
Orange County
I, Yma Benoit Petit Jeune, a Notary Public for said County and State,

do hereby certify that Thomas G. Shugrue personally appeared before me this day and acknowledged the due execution of the foregoing instrument.
Witness my hand and official seal, this the 20th day of December 2013
My commission expires 12/11/, 2015

This report** contains (check all applicable boxes)

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAROLINA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2013

CAROLINA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2013

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Carolina Capital Markets, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Carolina Capital Markets, Inc. (the Company) as of September 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Carolina Capital Markets, Inc. as of September 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
November 20, 2013

CAROLINA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2013

ASSETS

Cash	$ 124,440
Receivable from broker/dealers	886,548
TOTAL ASSETS	$ 1,010,988

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 626,188
Commissions payable	64,865
Total Liabilities	$ 691,053
SHAREHOLDERS' EQUITY	
Common stock	$ 234,620
Additional paid-in capital	173,391
Retained earnings (deficit)	(88,076)
Total Shareholders' Equity	$ 319,935
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,010,988

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Carolina Capital Markets, Inc. (the "Company") was incorporated in the state of North Carolina on February 1, 1994. Effective February 14, 2013, the Company is no longer a wholly-owned subsidiary of The North Carolina Company ("TNCC"). The Company is affiliated with TNCC through common ownership. The Company is registered as a broker/dealer, a member of the Financial Industry Regulatory Authority (FINRA) and certified as a veteran owned small business. The Company's principal business activity is the sale of securities.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2009.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company maintains an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer.

As part of the terms of the agreement between the Company and the Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

In April 2008, the Company entered into the aforementioned agreement. Under terms of the agreement the Company is required to maintain a $250,000 deposit with the Clearing Broker/dealer. Also, included in the agreement are monthly minimum charges, additional net capital requirements and termination fees to be paid by the Company if this agreement is terminated by the Company prior to the end of the fifth year of the agreement. The Company is also prohibited from entering into other similar agreements without prior written consent from the Clearing Broker/dealer.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2013, the Company's net capital and required net capital was $319,935 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 216%.

NOTE 5 - COMMON STOCK

The Company, at September 30, 2013, has the following authorized, issued and outstanding common stock:

Class A, voting, no par value, authorized 400,000 shares, issued and outstanding 40,000 shares	$ 234,620
Class B, non-voting, no par value, authorized 100,000 shares, issued and outstanding 0 shares	-0-
Total	$ 234,620

NOTE 6 - OTHER COMMITMENTS

Operating Leases - The Company is a co-lessee with TNCC under a non-cancellable operating lease for its office space through March 2019, with an option to renew the lease for an additional five-year period. TNCC pays the monthly rent and the Company reimburses TNCC for its share of the rent pursuant to an expense allocation agreement (see Note 7). Additionally, the Company leases quotation services expiring at various times through June 2014. Future minimum required rental payments will be as follows:

Year Ended September 30,	
2014	$ 129,997
2015	92,155
2016	94,459
2017	96,820
2018	99,241
Thereafter	50,549
Total	$ 563,221

Payments pursuant to the above quotation service agreements during the year totaled $120,421.

NOTE 7 - RELATED PARTIES

As mentioned earlier, the Company is affiliated with The North Carolina Company ("TNCC"), its former parent, through common ownership.

Concurrent with the change in the Company's ownership, the Company entered into an amended expense allocation agreement (effective March 2013) with TNCC. Pursuant to the amended expense allocation agreement, the Company is required to pay TNCC $23,000 per month as reimbursement for certain overhead and operating expenses.

NOTE 7 - RELATED PARTIES - *(Continued)*

Pursuant to this agreement and under the prior agreement, the Company incurred expenses of $451,000 to TNCC. These amounts are allocated on the statement of income, as follows:

	Monthly, Per Amended Agreement	Allocations Per Statement of Income
Occupancy	$ 7,500	$ 90,000
Travel	5,000	60,000
Other	10,000	120,000
Salaries	0	175,000
Management and consulting fees	500	6,000
	$ 23,000	$ 451,000

The Company allocated $35,000 per month for salaries under the prior agreement. The Company also incurred $318,000 in discretionary management and consulting fees to TNCC for the year ended September 30, 2013.

NOTE 8 - 401(k) PLAN

The Company terminated its deferred compensation plan on December 31, 2012.

NOTE 9 - DEFINED BENEFIT PLAN

The defined benefit pension plan, transferred to TNCC effective January 1, 2012, was terminated on December 31, 2012.

NOTE 10 - CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business. Based on the consultation with legal counsel, management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations, except for the following:

> The Company was named as respondent in an arbitration case seeking substantial damage claims. The Company has denied any wrongdoing and has denied having any liability to the claimant. At this time, the Company and its legal counsel are unable to evaluate the likelihood of an unfavorable outcome or estimate the amount of any potential loss.